Filed Pursuant to Rule 433

Registration No. 333-266624-03

ENTERGY MISSISSIPPI, LLC

$300,000,000

First Mortgage Bonds,

5.85% Series due June 1, 2054

Final Terms and Conditions

May 13, 2024

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	May 13, 2024

Settlement Date (T+3)(2):	May 16, 2024

Principal Amount:	$300,000,000

Interest Rate:	5.85%

Interest Payment Dates:	June 1 and December 1 of each year

First Interest Payment Date:	December 1, 2024

Final Maturity Date:	June 1, 2054

Optional Redemption Terms:	Make-whole call at any time prior to December 1, 2053 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	4.250% due February 15, 2054

Benchmark Treasury Price:	94-00

Benchmark Treasury Yield:	4.623%

Spread to Benchmark Treasury:	123 bps

Re-offer Yield:	5.853%

Price to Public:	99.954% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$297,237,000

CUSIP / ISIN:	29366W AE6 / US29366WAE66

Joint Book-Running Managers:	BNP Paribas Securities Corp. BNY Mellon Capital Markets, LLC BofA Securities, Inc. KeyBanc Capital Markets Inc. MUFG Securities Americas Inc.

Co-Manager:	Independence Point Securities LLC

(1)	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
(2)

It is expected that delivery of the bonds will be made on or about May 16, 2024, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days (T+2), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than two business days prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than two business days prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) BNP Paribas Securities Corp. toll-free at 1-800-854-5674, (ii) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (iii) BofA Securities, Inc. toll-free at 1-800-294-1322, (iv) KeyBanc Capital Markets Inc. toll-free at 1-866-227-6479 or (v) MUFG Securities Americas Inc. toll-free at 1-877-649-6848.

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